UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

Altimmune, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02155H200

(CUSIP Number)

February 25, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02155H200	Page 2 of 15

1.	Name of Reporting Persons Venrock Healthcare Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,622,964[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,622,964[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,622,964[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) PN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, VHCP Management II, LLC, VHCP Management III, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

2	Consists of (i) 925,050 shares and 32,500 shares underlying immediately exercisable warrants owned by Venrock Healthcare Capital Partners II, L.P.; (ii) 374,849 shares and 13,170 shares underlying immediately exercisable warrants owned by VHCP Co-Investment Holdings II, LLC; (iii) 2,000,252 shares and 70,274 shares underlying immediately exercisable warrants owned by Venrock Healthcare Capital Partners III, L.P.; and (iv) 199,849 shares and 7,020 shares underlying immediately exercisable warrants owned by VHCP Co-Investment Holdings III, LLC.

3	This percentage is calculated based upon (i) 37,142,946 shares of common stock outstanding as of December 31, 2020, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on February 25, 2021, minus (ii) 1,000,000 shares of common stock redeemed by the Issuer on February 25, 2021, plus (iii) 122,964 shares of common stock issuable upon the exercise of immediately exercisable warrants held by the Reporting Persons.

CUSIP No. 02155H200	Page 3 of 15

1.	Name of Reporting Persons VHCP Co-Investment Holdings II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,622,964[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,622,964[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,622,964[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, VHCP Management II, LLC, VHCP Management III, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

2	Consists of (i) 925,050 shares and 32,500 shares underlying immediately exercisable warrants owned by Venrock Healthcare Capital Partners II, L.P.; (ii) 374,849 shares and 13,170 shares underlying immediately exercisable warrants owned by VHCP Co-Investment Holdings II, LLC; (iii) 2,000,252 shares and 70,274 shares underlying immediately exercisable warrants owned by Venrock Healthcare Capital Partners III, L.P.; and (iv) 199,849 shares and 7,020 shares underlying immediately exercisable warrants owned by VHCP Co-Investment Holdings III, LLC.

3	This percentage is calculated based upon (i) 37,142,946 shares of common stock outstanding as of December 31, 2020, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on February 25, 2021, minus (ii) 1,000,000 shares of common stock redeemed by the Issuer on February 25, 2021, plus (iii) 122,964 shares of common stock issuable upon the exercise of immediately exercisable warrants held by the Reporting Persons.

CUSIP No. 02155H200	Page 4 of 15

1.	Name of reporting persons Venrock Healthcare Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,622,964[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,622,964[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,622,964[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) PN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, VHCP Management II, LLC, VHCP Management III, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

2	Consists of (i) 925,050 shares and 32,500 shares underlying immediately exercisable warrants owned by Venrock Healthcare Capital Partners II, L.P.; (ii) 374,849 shares and 13,170 shares underlying immediately exercisable warrants owned by VHCP Co-Investment Holdings II, LLC; (iii) 2,000,252 shares and 70,274 shares underlying immediately exercisable warrants owned by Venrock Healthcare Capital Partners III, L.P.; and (iv) 199,849 shares and 7,020 shares underlying immediately exercisable warrants owned by VHCP Co-Investment Holdings III, LLC.

3	This percentage is calculated based upon (i) 37,142,946 shares of common stock outstanding as of December 31, 2020, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on February 25, 2021, minus (ii) 1,000,000 shares of common stock redeemed by the Issuer on February 25, 2021, plus (iii) 122,964 shares of common stock issuable upon the exercise of immediately exercisable warrants held by the Reporting Persons.

CUSIP No. 02155H200	Page 5 of 15

1.	Name of reporting persons VHCP Co-Investment Holdings III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,622,964[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,622,964[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,622,964[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, VHCP Management II, LLC, VHCP Management III, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

2	Consists of (i) 925,050 shares and 32,500 shares underlying immediately exercisable warrants owned by Venrock Healthcare Capital Partners II, L.P.; (ii) 374,849 shares and 13,170 shares underlying immediately exercisable warrants owned by VHCP Co-Investment Holdings II, LLC; (iii) 2,000,252 shares and 70,274 shares underlying immediately exercisable warrants owned by Venrock Healthcare Capital Partners III, L.P.; and (iv) 199,849 shares and 7,020 shares underlying immediately exercisable warrants owned by VHCP Co-Investment Holdings III, LLC.

3	This percentage is calculated based upon (i) 37,142,946 shares of common stock outstanding as of December 31, 2020, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on February 25, 2021, minus (ii) 1,000,000 shares of common stock redeemed by the Issuer on February 25, 2021, plus (iii) 122,964 shares of common stock issuable upon the exercise of immediately exercisable warrants held by the Reporting Persons.

CUSIP No. 02155H200	Page 6 of 15

1.	Name of reporting persons VHCP Management II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,622,964[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,622,964[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,622,964[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, VHCP Management II, LLC, VHCP Management III, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

2	Consists of (i) 925,050 shares and 32,500 shares underlying immediately exercisable warrants owned by Venrock Healthcare Capital Partners II, L.P.; (ii) 374,849 shares and 13,170 shares underlying immediately exercisable warrants owned by VHCP Co-Investment Holdings II, LLC; (iii) 2,000,252 shares and 70,274 shares underlying immediately exercisable warrants owned by Venrock Healthcare Capital Partners III, L.P.; and (iv) 199,849 shares and 7,020 shares underlying immediately exercisable warrants owned by VHCP Co-Investment Holdings III, LLC.

3	This percentage is calculated based upon (i) 37,142,946 shares of common stock outstanding as of December 31, 2020, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on February 25, 2021, minus (ii) 1,000,000 shares of common stock redeemed by the Issuer on February 25, 2021, plus (iii) 122,964 shares of common stock issuable upon the exercise of immediately exercisable warrants held by the Reporting Persons.

CUSIP No. 02155H200	Page 7 of 15

1.	Name of reporting persons VHCP Management III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,622,964[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,622,964[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,622,964[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, VHCP Management II, LLC, VHCP Management III, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

2	Consists of (i) 925,050 shares and 32,500 shares underlying immediately exercisable warrants owned by Venrock Healthcare Capital Partners II, L.P.; (ii) 374,849 shares and 13,170 shares underlying immediately exercisable warrants owned by VHCP Co-Investment Holdings II, LLC; (iii) 2,000,252 shares and 70,274 shares underlying immediately exercisable warrants owned by Venrock Healthcare Capital Partners III, L.P.; and (iv) 199,849 shares and 7,020 shares underlying immediately exercisable warrants owned by VHCP Co-Investment Holdings III, LLC.

3	This percentage is calculated based upon (i) 37,142,946 shares of common stock outstanding as of December 31, 2020, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on February 25, 2021, minus (ii) 1,000,000 shares of common stock redeemed by the Issuer on February 25, 2021, plus (iii) 122,964 shares of common stock issuable upon the exercise of immediately exercisable warrants held by the Reporting Persons.

CUSIP No. 02155H200	Page 8 of 15

1.	Name of Reporting Persons Shah, Nimish
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,622,964[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,622,964[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,622,964[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) IN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, VHCP Management II, LLC, VHCP Management III, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

2	Consists of (i) 925,050 shares and 32,500 shares underlying immediately exercisable warrants owned by Venrock Healthcare Capital Partners II, L.P.; (ii) 374,849 shares and 13,170 shares underlying immediately exercisable warrants owned by VHCP Co-Investment Holdings II, LLC; (iii) 2,000,252 shares and 70,274 shares underlying immediately exercisable warrants owned by Venrock Healthcare Capital Partners III, L.P.; and (iv) 199,849 shares and 7,020 shares underlying immediately exercisable warrants owned by VHCP Co-Investment Holdings III, LLC.

3	This percentage is calculated based upon (i) 37,142,946 shares of common stock outstanding as of December 31, 2020, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on February 25, 2021, minus (ii) 1,000,000 shares of common stock redeemed by the Issuer on February 25, 2021, plus (iii) 122,964 shares of common stock issuable upon the exercise of immediately exercisable warrants held by the Reporting Persons.

CUSIP No. 02155H200	Page 9 of 15

1.	Name of Reporting Persons Koh, Bong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,622,964[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,622,964[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,622,964[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.99%[3]
12.	Type of Reporting Person (See Instructions) IN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, VHCP Management II, LLC, VHCP Management III, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

2	Consists of (i) 925,050 shares and 32,500 shares underlying immediately exercisable warrants owned by Venrock Healthcare Capital Partners II, L.P.; (ii) 374,849 shares and 13,170 shares underlying immediately exercisable warrants owned by VHCP Co-Investment Holdings II, LLC; (iii) 2,000,252 shares and 70,274 shares underlying immediately exercisable warrants owned by Venrock Healthcare Capital Partners III, L.P.; and (iv) 199,849 shares and 7,020 shares underlying immediately exercisable warrants owned by VHCP Co-Investment Holdings III, LLC.

3	This percentage is calculated based upon (i) 37,142,946 shares of common stock outstanding as of December 31, 2020, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on February 25, 2021, minus (ii) 1,000,000 shares of common stock redeemed by the Issuer on February 25, 2021, plus (iii) 122,964 shares of common stock issuable upon the exercise of immediately exercisable warrants held by the Reporting Persons.

CUSIP No. 02155H200	Page 10 of 15

Introductory Note: This Schedule 13G is filed on behalf of Venrock Healthcare Capital Partners II, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP II LP”), VHCP Co-Investment Holdings II, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Co-Investment II”), Venrock Healthcare Capital Partners III, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP III LP”), VHCP Co-Investment Holdings III, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Co-Investment III”), VHCP Management II, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management II”), VHCP Management III, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management III” and collectively with VHCP II LP, VHCP Co-Investment II, VHCP III LP, VHCP Co-Investment III and VHCP Management II, the “Venrock Entities”), Nimish Shah (“Shah”) and Bong Koh (“Koh” and collectively with the Venrock Entities and Shah, the “Reporting Persons”) in respect of Common Stock of Altimmune, Inc. (the “Issuer”).

This Schedule 13G amends, supplements and replaces in its entirety the Schedule 13D filed on June 25, 2020 (the “Schedule 13D”). The Schedule 13D had superseded a Schedule 13G previously filed by the Reporting Persons relating to the Common Stock of the Issuer, due to the Reporting Persons acquiring additional shares of Common Stock resulting in their collective beneficial ownership exceeding 20% of the Common Stock. The Reporting Persons have determined that they no longer collectively beneficially own more than 20% of the Common Stock, and the Reporting Persons have determined that they do not hold any shares of Common Stock of the Issuer with any purpose, or with the effect, of changing or influencing control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect. In accordance with Rule 13d-1(h), the Reporting Persons accordingly determined to again report their beneficial ownership of shares of Common Stock of the Issuer on Schedule 13G.

Item 1.

(a)	Name of Issuer

Altimmune, Inc.

(b)	Address of Issuer’s Principal Executive Offices

910 Clopper Road, Suite 201A

Gaithersburg, Maryland 20878

Item 2.

(a)	Name of Person Filing

Venrock Healthcare Capital Partners II, L.P.

VHCP Co-Investment Holdings II, LLC

Venrock Healthcare Capital Partners III, L.P.

VHCP Co-Investment Holdings III, LLC

VHCP Management II, LLC

VHCP Management III, LLC

Nimish Shah

Bong Koh

(b)	Address of Principal Business Office or, if none, Residence

New York Office:	Palo Alto Office:

7 Bryant Park	3340 Hillview Avenue
23rd Floor	Palo Alto, CA 94304
New York, NY 10018

(c)	Citizenship

All of the Venrock Entities were organized in Delaware. The individuals are both United States citizens.

(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share

(e)	CUSIP Number

02155H200

CUSIP No. 02155H200	Page 11 of 15

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned as of March 1, 2021:

Venrock Healthcare Capital Partners II, L.P.	3,622,964	(1)
VHCP Co-Investment Holdings II, LLC	3,622,964	(1)
Venrock Healthcare Capital Partners III, L.P.	3,622,964	(1)
VHCP Co-Investment Holdings III, LLC	3,622,964	(1)
VHCP Management II, LLC	3,622,964	(1)
VHCP Management III, LLC	3,622,964	(1)
Nimish Shah	3,622,964	(1)
Bong Koh	3,622,964	(1)

(b)	Percent of Class as of March 1, 2021:

Venrock Healthcare Capital Partners II, L.P.	9.99%
VHCP Co-Investment Holdings II, LLC	9.99%
Venrock Healthcare Capital Partners III, L.P.	9.99%
VHCP Co-Investment Holdings III, LLC	9.99%
VHCP Management II, LLC	9.99%
VHCP Management III, LLC	9.99%
Nimish Shah	9.99%
Bong Koh	9.99%

(c)	Number of shares as to which the person has, as of March 1, 2021:

(i)	Sole power to vote or to direct the vote

Venrock Healthcare Capital Partners II, L.P.	0
VHCP Co-Investment Holdings II, LLC	0
Venrock Healthcare Capital Partners III, L.P.	0
VHCP Co-Investment Holdings III, LLC	0
VHCP Management II, LLC	0
VHCP Management III, LLC	0
Nimish Shah	0
Bong Koh	0

CUSIP No. 02155H200	Page 12 of 15

(ii)	Shared power to vote or to direct the vote

Venrock Healthcare Capital Partners II, L.P.	3,622,964	(1)
VHCP Co-Investment Holdings II, LLC	3,622,964	(1)
Venrock Healthcare Capital Partners III, L.P.	3,622,964	(1)
VHCP Co-Investment Holdings III, LLC	3,622,964	(1)
VHCP Management II, LLC	3,622,964	(1)
VHCP Management III, LLC	3,622,964	(1)
Nimish Shah	3,622,964	(1)
Bong Koh	3,622,964	(1)

(iii)	Sole power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners II, L.P.	0
VHCP Co-Investment Holdings II, LLC	0
Venrock Healthcare Capital Partners III, L.P.	0
VHCP Co-Investment Holdings III, LLC	0
VHCP Management II, LLC	0
VHCP Management III, LLC	0
Nimish Shah	0
Bong Koh	0

(iv)	Shared power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners II, L.P.	3,622,964	(1)
VHCP Co-Investment Holdings II, LLC	3,622,964	(1)
Venrock Healthcare Capital Partners III, L.P.	3,622,964	(1)
VHCP Co-Investment Holdings III, LLC	3,622,964	(1)
VHCP Management II, LLC	3,622,964	(1)
VHCP Management III, LLC	3,622,964	(1)
Nimish Shah	3,622,964	(1)
Bong Koh	3,622,964	(1)

(1)	These shares are owned directly as follows: (i) 925,050 shares and 32,500 shares underlying immediately exercisable warrants are owned by Venrock Healthcare Capital Partners II, L.P.; (ii) 374,849 shares and 13,170 shares underlying immediately exercisable warrants are owned by VHCP Co-Investment Holdings II, LLC; (iii) 2,000,252 shares and 70,274 shares underlying immediately exercisable warrants are owned by Venrock Healthcare Capital Partners III, L.P.; and (iv) 199,849 shares and 7,020 shares underlying immediately exercisable warrants are owned by VHCP Co-Investment Holdings III, LLC. VHCP Management II, LLC is the general partner of Venrock Healthcare Capital Partners II, L.P. and the manager of VHCP Co-Investment Holdings II, LLC. VHCP Management III, LLC is the general partner of Venrock Healthcare Capital Partners III, L.P. and the manager of VHCP Co-Investment Holdings III, LLC. Messrs. Shah and Koh are the voting members of VHCP Management II, LLC and VHCP Management III, LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

CUSIP No. 02155H200	Page 13 of 15

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 02155H200	Page 14 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2021

Venrock Healthcare Capital Partners II, L.P.			Venrock Healthcare Capital Partners III, L.P.

By:	VHCP Management II, LLC		By:	VHCP Management III, LLC
Its:	General Partner		Its:	General Partner

By:	/s/ David L. Stepp		By:	/s/ David L. Stepp
	Name:	David L. Stepp		Name:	David L. Stepp
	Its:	Authorized Signatory		Its:	Authorized Signatory

VHCP Co-Investment Holdings II, LLC			VHCP Co-Investment Holdings III, LLC

By:	VHCP Management II, LLC		By:	VHCP Management III, LLC
Its:	Manager		Its:	Manager

By:	/s/ David L. Stepp		By:	/s/ David L. Stepp
	Name:	David L. Stepp		Name:	David L. Stepp
	Its:	Authorized Signatory		Its:	Authorized Signatory

VHCP Management II, LLC			VHCP Management III, LLC

By:	/s/ David L. Stepp		By:	/s/ David L. Stepp
	Name:	David L. Stepp		Name:	David L. Stepp
	Its:	Authorized Signatory		Its:	Authorized Signatory

Nimish Shah			Bong Koh

By:	/s/ David L. Stepp		By:	/s/ David L. Stepp
	David L. Stepp, as attorney-in-fact			David L. Stepp, as attorney-in-fact

CUSIP No. 02155H200	Page 15 of 15

EXHIBITS

A:	Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13G filed with the Securities and Exchange Commission on June 1, 2020)

B:	Power of Attorney for Bong Koh (incorporated by reference to Exhibit B to Schedule 13G filed with the Securities and Exchange Commission on June 1, 2020)

C:	Power of Attorney for Nimish Shah (incorporated by reference to Exhibit C to Schedule 13G filed with the Securities and Exchange Commission on June 1, 2020)